The following are wholly-owned subsidiaries of the Company: Broda Enterprises Inc. (a Canadian corporation); DO Group, Inc. (a Utah corporation); BOCCC, Inc. (a Utah corporation); and MLI Acquisition, Inc. (a Utah corporation).